Wound Management Technologies, Inc.
777 Main Street-Suite 3100
Fort Worth, Texas 76102
817-820-7080 Phone
817-820-7081 Fax

July 16, 2010

Kevin L. Vaughn, Accounting Branch Chief
United States Securities and Exchange Commission
Washington, DC 20549
Mail Stop 3030
Sent via fax to 703-813-6985

Re: SEC comment letter dated June 7, 2010 on
Wound Management Technologies, Inc.
Form 10-K for the year ended December 31, 2009
Filed April 15, 2010
Form 10-Q for the quarter ended March 31, 2010
File No. 0-11808

Dear Mr. Vaughn:

In reference to your letter of June 7, 2010 we respectively submit the following responses to your comments:

Form 10-K for the fiscal year ended December 31, 2009

Item 1.Business, page 1

1.
Please reconcile your response to prior comment 1 that there have been both positive and negative conclusions with respect to the evaluations of your CellerateRX products with your disclosure at the bottom of page 1, which refers only to “information and/or cases in which CellerateRX was used with positive results…”

This wording will be revised in our future filings and, if we make reference to case studies or clinical evaluations of the product, we will summarize the results (both positive and negative) for the reader.

2.
We note your disclosure of a web site address with respect to the results of clinical studies and presentations regarding your product, but it is unclear whether you intended to incorporate this website by reference to your disclosure.  See Exchange Act Release to incorporate this website by reference to your disclosure.  See Exchange Act Release No. 34-42728, especially footnotes 41 and 42 and the accompanying text, available on our website at http://www.sec.gov/rules/interp/34-42728.htm.  Also, what authority permits you to incorporate this disclosure in response to Form 10-K item 1?

We will remove the reference to our website in future filings.

Product, Patent, License and Royalty Agreement, page 1

3.
Please reconcile your disclosure in the second paragraph under this section that the term of your CellerateRX licenses extends through 2022, which represents the expiration of the underlying patent, with your response to comment 3 of our letter issued December 31, 2009.

Subsequent to responding to your letter dated December 31, 2009, additional information was obtained regarding the expiration date of the CellerateRX patent while researching the information to be presented in the Form 10-K. The patent expiration date disclosed in the 2009 Form 10-K is the correct date and we revise our original response to your comment with this new information.

Item 3. Legal Proceedings, page 9

4.
We reissue prior comment 8 from our letter issued December 31, 2009.  We note that you continue to omit all disclosure required by Regulation S-K Item 103, including the date the proceedings were instituted, disclosure of the principal parties involved, and the relief sought.  Please revise your disclosure in future filings accordingly.

We will revise future filings accordingly.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 11

Critical Accounting Policies, page 11

5.	Please revise future filings to provide information on your critical accounting estimates. Refer to SEC Release 33-8350.

We will revise future filings accordingly.

Notes to Summary Compensation Table, page 28

6.
Refer to prior comment 19 from our letter issued December 31, 2009.  In future filings, please provide clear, concise and understandable disclosure as to how compensation for Ms. Bradshaw, or any other named executive officers for whom disclosure in the summary compensation table is required, was determined.

We will revise future filings to include a narrative description of any material factors necessary to an understanding of the information disclosed in the summary compensation table, including the terms of each named executive officer’s employment agreement or arrangement, whether written or unwritten.  A Compensation Committee has recently been formed and this will also be disclosed.

Item 13. Certain Relationships and Related Transactions…, page 29

7.	It is unclear how your revised disclosure is responsive to prior comment 20 from our letter issued December 31, 2009. Please advise, or revise your future filings accordingly.

We will revise future filings accordingly.

Balance Sheet, page F-2

8.	Please revise future filings to present your bank overdraft as a liability on your balance sheet.

We will revise future filings when applicable.

Note 4 – Related Party Notes Payable, page F-7

9.	We note your response to prior comment 3, but do not see where you have explained how you account for related party services under SAB Topic 1.B.1. Please address the following:

•	Explain to us how you accounted for these services.

The salaries of three full time employees of H.E.B., LLC, who provide accounting and administrative services to the Company, have been allocated proportionately between the Company and two other related companies.

•	Quantify the amount of related party administrative services you received for all periods presented.

The amount recorded for the related party services was $62,736 for each of the periods ended December 31, 2009 and December 31, 2008.   The amount recorded was $15,684 for the same services for the three month period ended March 31, 2010 and three month period ended March 31, 2009.

•	Revise future filings to disclose the material terms of all related party agreements in which you receive administrative services.

We will revise future filings accordingly.

Note 6 – Asset and Business Acquisitions, page F-9

10.
We note from your response to prior comments 6 and 11 that in determining the fair value of the common stock you issued in the BioPharma transaction, you applied a 65% discount to your stock price at the time of the acquisition.  Please address the following:

•	Describe the nature of the restrictions associated with the common stock and quantify the discount attributed to the restrictions.

The securities issued were restricted under Rule 144 and were stamped with a “restricted” legend, indicating that the securities can not be resold in the marketplace until the conditions in Rule 144 are met.  The holding period requirement of Rule 144 translates into a minimum of six (6) months in which the stock provides limited value to the holder and we quantified that holding period to be a 50% reduction in the value of the stock price.

•	Quantify the discount related to the liquidity of such a large block of your shares and explain your basis for the discount.

Based on review of the trading history of the stock, there was a decrease in the stock price every time a large block of shares traded. In addition, the trading history shares are extremely small in relation to the shares issued.   The additional 15% increase in the discount applied to the stock price was an estimate based on information available to management at the time.

•	Clearly explain to us how these discounts are supported by GAAP and cite any authoritative literature upon which you are relying.

We relied upon the guidance of FASB Accounting Codification 805-30-30-7 for business combinations which states that the consideration transferred in a business combination shall be measured at fair value.  To test the reasonableness of the above mentioned stock value analysis, we compared the estimated fair value of the consideration to the estimated sales projections for the product and concluded that the 65% discount amount was appropriate. Our objective in reducing the value of the consideration was to appropriately reflect all available information we had at the time of the acquisition.

11.
Please refer to prior comment 8.  We note that you hold a 50% interest in Pharma Technology and are accounting for your investment by consolidating 50% of the operation of joint venture. Given that you do not own a majority interest in Pharma Technology, please explain to us why you concluded it is appropriate to consolidate Pharma Technology in your financial statements.  Refer to paragraphs 810-10-15-8 and 323-10-15-3 of the FASB Accounting Standards Codification.

To date Pharma Technology has not had significant operations; however, we intend to use joint venture accounting using the equity method in accordance with FASB Accounting Codification 323-10-15-3, because we do not exercise significant influence over operating and financial policies of the joint venture and we do not own a majority interest in the investment. Our distributive share of the gains and losses of the joint venture investment will be recorded on the books of BioPharma which will then be reported in the consolidated financial statements of the parent company.

12.
We note from your response to prior comment 9 that you did not assign any value to the formula that you acquired in BioPharma transaction.  Please explain to us what the fair value of the formula was at acquisition date, including a description of your valuation methodology and significant assumptions.  Explain how you have complied with paragraphs 805-20-25-1 and 805-20-25-10 of the FASB Accounting Standards Codification.  If you concluded that the formula did not have any value at the date of the acquisition, please revise your disclosure in future filings to provide a more balanced disclosure regarding the formula.  For example, when discussing the formula, you should clearly disclose that you concluded the formula does not have any value due to the fact that the “formula” is only in the idea stage and no determination has been made as to whether the formula can be developed cost effectively into a product.

We will revise our disclosure in future filings to state the formula had no value at the time of acquisition.  The formula was only in the idea stage and there has not been any determination made as to whether or not the formula can be developed cost effectively into a product.

13.
We note from your response to prior comment 10 that you did not recognize the fair value of customer relationships acquired in the BioPharma transaction since these were not previously recognized in the historical financial statements of BioPharma.  However, we separately note that you did allocate value to the “marketing contacts” that were contributed to the joint venture by A&Z Pharmaceuticals.  In light of your apparent conclusion in response to prior comment 8 that Pharma Tech should be consolidated into your financial statements and further given your prior response in which you indicated that these customer relationship represent a significant intangible asset to you, it remains unclear as to why you have not allocated any of purchase price to these assets.  Please explain how your accounting complies with paragraphs 805-20-55-20 through 28 of the FASB Accounting Standards Codification.  Please also explain to us why you determined it was appropriate to allocate value to the marketing contacts but you concluded it was not appropriate to allocate value to these customer relationships.

We apologize for the confusion caused by our earlier responses.  In the context of our acquisition, customer relationships and marketing contacts both refer to the same thing.  The reason we entered into the acquisition with BioPharma was to build on the relationships established by A & Z Pharmaceutical with the Middle East.  We believed their already existing marketing contacts, which had been established through their customers in other businesses, would enhance our international sales efforts.  We did not acquire any contractual customer relationships that are separate and distinct from the intangible asset which we refer to as “marketing contacts.”  With regards to Pharma Tech, they had no customers at the time of acquisition and they were simply an extension of BioPharma.  According to FASB Accounting Standards Codification paragraphs 805-20-55-20 through 28, the non-contractual customer relationships/marketing contacts acquired do meet the criteria for recognition as a separate intangible asset from goodwill and have been reported as “Intangible Assets – Marketing Contacts” on the balance sheet.

Form 10-Q for the quarter ended March 31, 2010

Note 8 – Stockholders’ Equity, page 8

14.
We note that you issued 1,715,850 shares in payment of debt resulting in a loss on settlement of $720,657.  Please clarify for us what debt was settled.  Please also explain to us how the settlement loss was calculated and if the transaction was with a related party.

A portion of the debt ($772,133) owed to Commercial and Financial Holdings, LLC (“CFH”) was settled with the issuance of common stock of the Company and CFH is considered a related party.   The debt was reduced at a value of $0.45 per share and a loss on settlement was calculated based on the difference between this value and the estimated fair value of the stock price of $0.87.  A discount from the $1.45 closing price of the stock on the date of issuance to $.87 was considered appropriate given the thinly traded market for the stock and the large number of shares being issued.  In addition, the stock was restricted as to trading under Rule 144.

We have attempted to respond to your inquiries with adequate information and sufficient detail needed to support our answers when necessary.  If we have not provided enough information on a particular issue or if you have additional comments after reviewing our responses, please let us know and we will furnish any additional information needed.  Our contact information is listed at the beginning of this letter.

Furthermore, in connection with responding to your comments, we acknowledge and understand the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing.

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Scott A. Haire
Scott A. Haire
Chief Executive Officer